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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D



                        Under the Securities Act of 1934
                                (Amendment No.       )*
                                              -------

                      DOUBLE EAGLE PETROLEUM AND MINING CO.
        -----------------------------------------------------------------
                                (Name of Issuer)


                           $.10 Par Value Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   258570 20 9
                                 --------------
                                 (CUSIP Number)



              Stephen H. Hollis, 777 Overland Trail (P.O. Box 766)
                                Casper, WY 82601
                                 (307) 237-9330
        ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 19, 1995
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 258570   20   9                                     Page 2 OF 6 Pages


1.       Name of Reporting Person
         Social Security or I.R.S. Identification No. of above Person

         Stephen H. Hollis   (###-##-####)

2.       Check the Appropriate Box If a Member of a Group
                                                                   [  ]   A
                                                                   [  ]   B
3.       Sec Use Only

4.       Source of Funds*

         00

5.       Check box if disclosure of legal proceedings is required
         pursuant to Items 2(d) or 2(e)                            [  ]

6.       Citizenship or Place of
            Organization

        Number of                           7.  Sole Voting Power
          Shares                                172,400 (1)
       Beneficially
         Owned by                           8.  Shared Voting Power
           Each                                 -0-
        Reporting
          Person                            9.  Sole Dispositive Power
           With                                 172,400 (1)

                                           10.  Shared Dispositive Power
                                                -0-

11.      Aggregate  Amount  Beneficially  Owned by Each Reporting Person

         172,400 (1)

12.      Check If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                  [  ]

13.      Percent of Class Represented by Amount in Row (11)

          6.9%

14.      Type of Reporting Person*

          IN

----------
(1)  Includes options to purchase 120,000 shares of common stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 258570   20   9                                     Page 3 OF 6 Pages



Item 1.  Security and Issuer.

        (a) Name and Address of Principal Executive Offices of Issuer:

         Double Eagle Petroleum And Mining Co.
         777 Overland Trail (P.O. Box 766)
         Casper, WY 82601

         (b)  Title and Class of Equity Securities:  $.10 Par Value Common Stock

Item 2.  Identity and Background.

         (a)      Name of Person Filing:

                  Stephen H. Hollis

         (b)      Business Address:

                  777 Overland Trail (P.O. Box 766)
                  Casper, WY 82601

         (c)      Present Principal Occupation:

                  Mr. Hollis presently is the President and a Director of the Issuer, Double Eagle Petroleum And Mining Co.


         (d)      Criminal Proceedings:

                  During the last five years Mr. Hollis has not been convicted in any criminal proceding.


         (e)      Civil Proceedings:

                  During the last five years Mr. Hollis has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.


         (f)      Citizenship:   U.S.


Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Hollis is President of Double Eagle Petroleum And Mining Co. (the "Company"). Mr. Hollis was granted, on January 19, 1995, options to purchase 70,000 shares of common stock, pursuant to the Company's stock option plan. Mr. Hollis, prior to January 19, 1995, had acquired 52,400 shares of common stock with personal funds and was granted, on January 19, 1994, options to purchase 50,000 shares of common stock pursuant to the Company's stock option plan.

                                  SCHEDULE 13D

CUSIP NO. 258570   20   9                                     Page 4 OF 6 Pages


Item 4.  Purpose of the Transaction.

         Mr. Hollis has acquired the shares of common stock (or the rights to acquire shares of common stock) included in this Statement for investment purposes. Mr. Hollis has no plans or proposals that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of Item 4 of Schedule 13D.


Item 5.   Interests in Securities of the Issuer.

         (a)      Number of Shares Beneficially Owned:     172,400 shares*
                             *includes options to purchase 120,000 shares

                  Percent of Class:  6.9% (based upon 2,362,371 shares of
                                     common stock issued and outstanding based on information set forth in the Issuer's annual report on Form 10-K for the period ended August 31, 1995.)

         (b)      Sole Power to Vote, Direct the
                  Vote of, or Dispose of Shares:           172,400 shares*
                             *includes options to purchase 120,000 shares

         (c)      Recent Transactions:

                  Mr. Hollis owns 51% of Hollis Oil & Gas Company. Hollis Oil & Gas Company, on May 26, 1995, sold certain proved oil and gas leases and overriding royalties to Double Eagle Petroleum And Mining Co. (the "Company") in exchange for $71,300 cash and 350,000 shares of the Company's common stock with a market value of $131,250.

                  Mr. Hollis was granted, on January 22, 1996, options to purchase 50,000 shares of common stock pursuant to the Company's stock option plan.

                  Mr. Hollis, on March 14, 1996 sold 27,500 shares of common stock.

                  Mr. Hollis, after the above transactions, beneficially owns 544,900 shares of common stock.

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                       N/A

         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                    N/A

                                  SCHEDULE 13D

CUSIP NO. 258570   20   9                                     Page 5 OF 6 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than as is described in this Statement,there is no contract, arrangement, understanding or relationship between Mr. Hollis and any third party with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.                   N/A

                                  SCHEDULE 13D

CUSIP NO. 258570   20   9                                     Page 6 OF 6 Pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 1996.

                                    By   /s/  STEPHEN H. HOLLIS
                                        ---------------------------------------
                                        Stephen H. Hollis

Attention:                 Intentional misstatements or omissions of fact
                           constitute Federal criminal violations (See 18
                           U.S.C. 1001).